International Shipping Enterprises, Inc.
1225 Franklin Avenue
Garden City, New York 11530

December 10, 2004

VIA EDGAR AND TELECOPY—202-942-9516
Mr. John Reynolds
United States Securities and
    Exchange Commission
Mail Stop 05-11, 450 Fifth Street, N.W.
Washington, D.C. 20549-0405

  RE:
  International Shipping Enterprises, Inc.
  Registration Statement on Form S-1
  Registration No. 333-119719
  Request for Acceleration of Effectiveness

Ladies and Gentlemen:

        International Shipping Enterprises, Inc. (the "Company") respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 3:00 p.m., Eastern Standard Time, December 10, 2004, or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Scott M. Miller at (212) 269-1400.

        In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

        (1)   Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        (2)   The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        (3)   The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,
INTERNATIONAL SHIPPING ENTERPRISES, INC.
By:	/s/ ANGELIKI FRANGOU Angeliki Frangou, Chairman, Chief Executive Officer and President

International Shipping Enterprises, Inc.
1225 Franklin Avenue
Garden City, New York 11530

December 10, 2004

VIA EDGAR AND TELECOPY—202-942-9516
Mr. John Reynolds
United States Securities and
    Exchange Commission
Mail Stop 05-11, 450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:    Division of Corporate Finance

  Re:
  International Shipping Enterprises, Inc.
  Registration Statement on Form 8-A
  Registration No. 000-51047
  Request for Acceleration of Effectiveness

Ladies and Gentlemen:

        On November 24, 2004, the undersigned Registrant filed a Form 8-A under the Securities Act of 1934, as amended to qualify the proposed listing of its Units, Common Stock and Warrants, which Units, Common Stock and Warrants are being offered to the public pursuant to a Registration Statement on Form S-1 (Registration No. 333-119719) and the amendments thereto, under the Securities Act of 1933, as amended (the "Act").

        International Shipping Enterprises, Inc., hereby respectfully requests, pursuant to Rule 461 under Act, that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement simultaneously with the effectiveness of its Registration Statement No. 333-119719, for which acceleration has been requested to 3:00 p.m. Eastern Standard Time on December 10, 2004, or as soon thereafter as practicable.

Very truly yours,
INTERNATIONAL SHIPPING ENTERPRISES, INC.
By:	/s/ ANGELIKI FRANGOU Angeliki Frangou, Chairman, Chief Executive Officer and President

SUNRISE SECURITIES CORP.
641 Lexington Avenue
25th Floor
New York, New York 10022

December 10, 2004

VIA EDGAR AND TELECOPY—202-942-9516
Mr. John Reynolds
Unites States Securities and
    Exchange Commission
Mail Stop 05-11, 450 Fifth Street, N.W.
Washington, D.C. 20549-0405

  RE:
  International Shipping Enterprises, Inc. (the "Company")
  Registration Statement on Form S-1 originally filed October 13, 2004
  (File No. 333-119719) (the "Registration Statement")

Dear Mr. Reynolds:

        In connection with the Registration Statement on Form S-1 of International Shipping Enterprises, Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 3:00 P.M., Friday, December 10, 2004 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,
SUNRISE SECURITIES CORP.
By:	/s/ NATHAN LOW Nathan Low President

SUNRISE SECURITIES CORP.
641 Lexington Avenue
25th Floor
New York, New York 10022

December 10, 2004

VIA EDGAR AND TELECOPY
Mr. John D. Reynolds
United States Securities and
    Exchange Commission
Mail Stop 05-11, 450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:
  International Shipping Enterprises, Inc. (the "Company")
  Registration Statement on Form S-1 originally filed October 13, 2004
  (File No. 333-119719) (the "Registration Statement")

Ladies and Gentlemen:

        In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of International Shipping Enterprises, Inc., hereby advises that copies of the Preliminary Prospectus, dated October 13, 2004, were distributed on or about October 13, 2004, as follows:

  200 to individual investors;

  350 to NASD members (which included 10 prospective underwriters and selected dealers); and

  650 to institutions.

        The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated October 13, 2004, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

Very truly yours,
SUNRISE SECURITIES CORP.
By:	/s/ NATHAN LOW Nathan Low President